

Mail Stop 3561

December 5, 2017

Andrew Khor Poh Kiang
Chief Executive Officer
Andes 7, Inc.
424 Clay Street, Lower Level
San Francisco, CA 94111

> **Re: Andes 7, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed May 4, 2017**
> **File No. 0-55491**

Dear Mr. Kiang:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 9A. Control and Procedures, page 16

1. Please file an amendment to include the following disclosures required by Item 308 of Regulation S-K: (1) A statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting; (2) A statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting; and (3) Management's assessment of the effectiveness of your internal control over financial reporting as of the end of the most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective. Please note that the exemption available in the Instructions to paragraphs (a) and (b) of Item 308 of Regulation S-K only applies to the first annual report subsequent to your effective registration statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products